

Sigma-Tau Pharmaceuticals, Inc.
800 South Frederick Ave., Suite 300
Gaithersburg, MD 20877
Tel: 301-948-1041
Fax: 301-948-1862

February 21, 2007

Christopher J. Schaber, Ph.D.
President & CEO
DOR BioPharma, Inc.
1101 Brickell Avenue, Suite 701-S
Miami, FL 33131-3105

Dear Chris,

Ref: Letter of Intent, January 2, 2007

After careful consideration, in recognition of the unsolicited proposal from Cell Therapeutics, Inc. to acquire DOR, Sigma-Tau Pharmaceuticals, Inc. has determined that it will not consider a counter or matching proposal for acquisition.

Therefore, in the interest of all current shareholders of DOR, this letter should serve as notification that Sigma-Tau Pharmaceuticals will forego the remainder of its exclusivity period under the January 2, 2007 Letter of Intent to allow DOR the option of pursuing all other possible merger and/or acquisition alternatives with other interested parties.

However, please note that it remains the intent of Sigma-Tau Pharmaceuticals to continue evaluate with DOR the potential of a European collaboration for orBec.

Yours truly,

Gregg Lapointe
Chief Operating Officer

Cc: Ms. Lorenza Laureti, Director of Legal Affairs

**Dedicated to providing
new therapies and new hope for
patients with rare diseases**